BALQON CORPORATION
1420 240th Street
Harbor City, California 90710
Telephone: (310) 326-3056

August 11, 2009

Via Fax and EDGAR Correspondence

Peggy Fisher
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration of Effective Date
Balqon Corporation
Form S-1/A (Amendment No. 3), Filed July 27, 2009
File No. 333 - 156446

Dear Madam:

Balqon Corporation, a Nevada corporation (the “Company”) hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective on August 12, 2009 at 2:00 p.m. Pacific Time, or as soon as practicable thereafter. The Company acknowledges that:

•
should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BALQON CORPORATION

By:  /S/ BALWINDER SAMRA
Balwinder Samra
Chief Executive Officer